AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
       EXHIBIT 1 - STATEMENT RE: COMPUTATION OF EARNINGS (LOSS) PER SHARE



Basic earnings per share represents net earnings (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share represents net earnings (loss) divided by the weighted-average number of shares outstanding, inclusive of the dilutive impact of common stock equivalents.


                                Second Quarter (three months)
                                            Ended
                            -------------------------------------
                                July 31, 2000     July 31, 1999
                            ------------------   ----------------

Basic and Diluted:

Average Shares Outstanding         5,282,640        6,538,948

Net Loss                     $      (159,215)   $    (233,523)

Earnings (Loss) Per Share    $         (0.03)  $        (0.04)





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